December 3, 2018

Costas Saroukos
Chief Financial Officer
Takeda Pharmaceutical Company Limited
1-1, Nihonbashi-Honcho 2 Chome
Chuo-ku, Tokyo 103-8668 Japan

       Re: Takeda Pharmaceutical Company Limited
           Amendment No. 1 to Draft Registration Statement on Form 20-F Submitted on November 16, 2018
           CIK No. 0001395064

Dear Mr. Saroukos:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form 20-F submitted November 16, 2018

Item 4.B. Business Overview
Clinical Development Activities , page 33

1. We note your response to comment 6. Please expand your disclosure to briefly explain the column heading "Approved with Life Cycle Management."
Item 10.C Material Contracts, page 168

2. We note your response to comment 10, which we reissue in part. Please expand your disclosure on page 46 to include the aggregate potential development and sales milestone payments under each license and collaboration agreement. Additionally, please tell us whether the terms of your filed agreement with Seattle Genetics are representative of
 Costas Saroukos
Takeda Pharmaceutical Company Limited
December 3, 2018
Page 2
      terms contained in your other licensing and collaboration agreements. If you do not consider the terms of the Seattle Genetics agreement to be representative, then please revise your disclosure on page 169 to explain briefly how this agreement may differ from the others.
        You may contact Sasha Parikh at 202-551-3627 or Kevin Vaughn, Accounting Branch
Chief, at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at 202-551-5019 or Joseph McCann at
202-551-6262 with any other questions.



                                                          Sincerely,
FirstName LastNameCostas Saroukos
                                                   Division of Corporation
Finance
Comapany NameTakeda Pharmaceutical Company Limited
                                                   Office of Healthcare &
Insurance
December 3, 2018 Page 2
cc:       Keiji Hatano, Esq.
FirstName LastName